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EuroPacific Growth Fund
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9455
Email vpc@capgroup.com

Vincent P. Corti
Secretary

June 6, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EuroPacific Growth Fund
File Nos. 811-03734 and 002-83847

Dear Ms. Hatch:

This letter is in response to oral comments we received from you in May regarding the fund’s Post-Effective Amendment No. 40 to the Registration Statement under the Securities Act of 1933 and Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We have incorporated any changes to the fund’s Registration Statement.

1.           Fees and expenses of the fund – page 1 of the fund’s prospectus.

Comment:  In the “shareholder fees” table please remove the footnote stating that Class B and Class 529-B shares are not available for purchase.

Response:   The footnote has been removed.

2.           Fees and expenses of the fund – page 1 of the fund’s prospectus.

Comment:  In the footnote to the “annual fund operating expenses” table please indicate that the “other expenses” for Class F-2 shares are estimated.

Response:   The footnote has been updated accordingly.

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The “principal investment strategies” section of the prospectus contains the following language:

“Normally, the fund will invest at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. This policy is subject to change only upon 60 days’ notice to shareholders.”

Pursuant to your request you may move the language regarding the 60 day policy to the “investment objective, strategies and risks” section of prospectus.

Response:   The language has been moved to the “investment objective, strategies and risks” section of prospectus.

4.           Payments to broker-dealers and other financial intermediaries – page 7 of the fund’s prospectus.

Comment:  You requested permission to make certain modifications to the disclosure in this section of the prospectus. The language in this section should conform to the language set forth in Item 8 of the revised Form N-1A. The Form permits modifications to the statement if the modified statment contains comparable information. However, changes should be limited to those needed to make the statement conform to the circumstances of the fund. For example, if a fund does not sell its shares through a bank it may omit that statement. In addition, the term “adviser” may be used instead of “salesperson.” The substance of the language should not be changed particularly the second sentence of the statement.

Response:   We have updated the language accordingly. The second sentence has been revised to conform to the statement set forth in Item 8 of Form N-1A. However, we have used the term “individual financial adviser” rather than “salesperson.” In addition we have revised the first sentence of the statement to say:

“If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a bank) the fund and the fund’s distributor or its affiliates may pay the intermediary for the sale of fund shares and related services.”

We removed the reference to “related companies” because the fund does not have any related companies.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Tim McHale at (213) 615-0404.

Sincerely,
/s/ Vincent P. Corti
Vincent P. Corti
Secretary